UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Allen, Sandra J.
   250 E. Carpenter Freeway
   Irving, TX  75062
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |10/16/|P (1| |4.2705            |A  |$70.25     |                   |D     |                           |
                           |98    |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |10/30/|P (1| |4.2591            |A  |$70.4375   |17.6298            |D     |                           |
                           |98    |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Stock Option          |$61.00  |10/01|J (2|V|7,500      |A  |(2)  |09/30|Class A Comm|7,500  |(2)    |7,500       |D  |            |
                      |        |/98  |)   | |           |   |     |/2008|on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. These shares were purchased through payroll deduction pursuant to the company's employee stock purchase plan.
2. These options were granted without payment by me. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Sandra J. Allen
DATE
November 9, 1998